September 2, 2025

VIA EDGAR

Ms. Jan Woo

Ms. Aliya Ishmukhamedova

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	Youxin Technology Ltd (CIK: 0001964946)
Registration Statement No. 333-289453 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Aegis Capital Corp. (“Aegis”), acting as the sole underwriter in a firm commitment offering pursuant to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on August 8, 2025, as amended on August 18, 2025, (the “Registration Statement”), hereby concurs in the request by Youxin Technology Ltd that the effective date of the above-referenced Registration Statement be accelerated to 5:00 p.m. (Eastern Time) on September 4, 2025, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933 (the “Securities Act”). Aegis affirms that it is aware of its obligations under the Securities Act as it pertains to the firm commitment offering, pursuant to the Registration Statement.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Robert Eide
Name: Robert Eide
Title: Chief Executive Officer